ROPES & GRAY LLP
PRUDENTIAL TOWER
800 BOYLSTON STREET
BOSTON, MA 02199-3600
WWW.ROPESGRAY.COM
September 15, 2011
BY EDGAR
Securities and Exchange Commission
100 F Street, NE
Washington, DC 20549
Attn: Ms. Linda Stirling

Re:	GMO Series Trust (File Nos. 333-174627 and 811-22564) (the “Trust” or “Registrant”)
Ladies and Gentlemen:
On June 28, 2011, the staff (the “Staff”) of the Securities and Exchange Commission (the “SEC”) provided written comments to Ropes & Gray LLP (“R&G”), counsel to the Registrant, regarding the pre-effective registration statement for the Trust filed on Form N-1A with the SEC on May 31, 2011. On July 15, 2011, the Trust filed a pre-effective amendment to the registration statement to amend the registration statement to address the Staff’s comments. On August 5, 2011, the Staff discussed certain of the Trust’s responses to its comments with R&G and confirmed that no further information was needed regarding any of the Trust’s responses, with one exception. The one comment to which the Staff requested follow up, along with the Trust’s response to such comment, is provided below. A pre-effective amendment has been filed contemporaneously with the transmission of this letter.
Comment: Please disclose whether the fund’s underwriter has adopted a code of ethics under rule 17j-1 of the Investment Company Act and whether that code permits personnel subject to the code to invest in securities. See Item 17(e) of Form N-1A.
Response: The requested change has been made. The Registrant has added the following disclosure to the “Management of the Trust—Code of Ethics” section of the Statement of Additional Information:
The Fund’s principal underwriter, which is not affiliated with the Fund or the Manager, also has adopted a Code of Ethics pursuant to the requirements of the 1940 Act. Transactions in securities effected by the principal underwriter’s personnel who are designated as Access Persons under the Code, including securities that may be purchased or held by the Fund, are permitted, subject to compliance with the Code. Currently, there are no Access Persons of the Distributor as it relates to the Fund.
As requested, the Registrant hereby acknowledges that (i) should the SEC or the Staff, acting pursuant to delegated authority, declare the filings effective, it does not foreclose the SEC from

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taking any action with respect to the filings; (ii) the action of the SEC or the Staff, acting pursuant to delegated authority, in declaring the filings effective, does not relieve the Registrant from its full responsibility for the adequacy and accuracy of the disclosure in its filings; and (iii) the Registrant may not assert this action as a defense in any proceeding initiated by the SEC or any person under the federal securities laws of the United States. As indicated in the SEC’s June 24, 2004 release regarding the public release of comment letters and responses, you are requesting such acknowledgements from all companies whose filings are being reviewed, and this request and these acknowledgements should not be construed as suggesting that there is an inquiry or investigation or other matter involving the Registrant.
If you have any questions or require any clarification concerning the foregoing, please call me at 617-951-7375.
Very truly yours,
/s/ Sarah Clinton
Sarah Clinton

cc:	Thomas R. Hiller, Esq.